[Letterhead of the State of Florida
                         Public Service Commission]

 Commissioners:                             General Counsel

 Julia L. Johnson, Chairman                 Robert D. Vandiver
 J. Terry Deason                            (850) 413-6248
 Susan F. Clark
 Joe Garcia
 E. Leon Jacobs, Jr.

                                         September 10, 1998

 Securities and Exchange Commission
 Judiciary Plaza
 450 Fifth Street, NW
 Washington, DC  20549

      RE: TECO Power Services Corporation, an Affiliate of Tampa Electric Company - Application under the Public Utility Holding Company Act of 1935 Regarding Investments in Foreign Utility Companies

 Dear Commissioners:

      TECO Power Services Corporation (TPS), an affiliate of Tampa Electric Company, has advised us by letter dated September 8, 1998, from R.E. Ludwig to Chairman Johnson that it requests certification, pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (PUHCA), concerning its pending purchase of electric transmission and distribution facilities located in Guatemala. TPS has advised us that a response by noon on September 10, 1998, is required to meet its obligations to its partners and the terms of the international bid. TPS recognizes that this time frame is extremely expedited and states that future requests will be filed in a more timely fashion.

      Tampa Electric Company is a domestic public utility subject to the jurisdiction of this commission regarding retail rates, securities issuances, and certain other matters. Both Tampa Electric Company and TPS are wholly-owned subsidiaries of TECO Energy, Inc., an exempt public utility holding company under Section 3(a)(1) of PUHCA.

      In a letter dated September 8, 1998, from Alan Oak to Chairman Johnson (attached), TECO Energy, Inc. represents that no assets, resources, funds or other valuable consideration of Tampa Electric Company are involved, required, pledged, encumbered, liened or are otherwise at risk in connection with TPS' investment in Empresa Electrica de Guatemala, S.A. (EEGSA). In addition, TECO Energy, Inc. states that the Commission will have complete access to the records of TPS' foreign utility company investments and that it will file annual reports regarding TPS' ownership interests in foreign utility companies with this Commission. Further, TECO Energy, Inc. states that the EEGSA investment will represent less than three and one-half percent of TECO Energy's assets. For these reasons, TECO Energy, Inc. asserts that such investment will not adversely affect the interests of Tampa Electric Company's ratepayers.

      These assurances notwithstanding, it should be noted that Tampa Electric Company's equity ratio has been an ongoing concern. Investments made by affiliates in foreign utility companies in which the equity ratio is significantly less than the equity ratio maintained at the utility level may have an impact on Tampa Electric Company's financial profile. The Commission has the authority to make the necessary adjustments to insulate the utility.

      Based upon the foregoing representations and conditions, the Florida Public Service Commission certifies to the Securities and Exchange Commission (SEC) that it has the authority and resources to protect Tampa Electric Company's ratepayers with respect to this proposed investment in EEGSA, directly or indirectly through its affiliates, and that this Commission intends to exercise its authority with respect to TPS' proposed investment. This certification is limited to this transaction only.

                               Sincerely,


                               /s/ Robert D. Vandiver
                               --------------------------
                               Robert D. Vandiver
                               General Counsel

 RDV:RVE
 Attachment

 cc:  All Commissioners
      William D. Talbott, Executive Director
      Dr. Mary Bane, Deputy Executive Director
      TECO Power Services Corporation
      TECO Energy, Inc.





                     [LETTERHEAD OF TECO ENERGY, INC.]



                               September 8, 1998

 Julia L. Johnson, Chair
 Florida Public Service Commission
 Capital Circle Office Center
 2540 Shumard Oak Boulevard
 Tallahassee, Florida 32399-0850

      Re: Investment by TECO Power Services Corporation ("TPS") in Empresa Electrica de Guatemala, S.A. ("EEGSA"), a Guatemalan electric distribution company

 Dear Chairman Johnson:

      This letter from TECO Energy, Inc. is in support of the request of TECO Power Services Corporation seeking certification from the Florida Public Service Commission (the "Commission") to the Securities and Exchange Commission ("SEC") pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935 ("PUHCA"). The purpose of this certification is to support TPS's notice filing to the SEC to obtain a "foreign utility company" exemption for the benefit of TECO Energy, Inc., an exempt holding company under PUHCA. The effect of such exemption is to allow TECO Energy, Inc. to maintain its exempt status under section 3(a)(1) of PUHCA.

      It is my understanding that the purpose of the Commission's certification is to indicate to the SEC that the Commission has the authority and resources to protect Tampa Electric Company ratepayers with respect to investments to be made by TPS, directly or indirectly through its affiliates in foreign utility companies, and that the Commission intends to exercise that authority. In order to provide you with support for that certification, TECO Energy, Inc. represents that no assets, resources, funds or other valuable consideration of Tampa Electric Company are involved, required, pledged, encumbered, liened or are otherwise at risk in connection with TPS' indirect investment in EEGSA. Further, TECO Energy, Inc. represents that such investment will not adversely affect the interests of Tampa Electric Company's rate-payers.

      Although TPS has been investing in international generation projects since 1995, such generation projects do not require the same type of exemption. Generation projects are treated as exempt wholesale generators ("EWG") which certification is obtained from the Federal Energy Regulatory Commission. Since the investment in EEGSA is a distribution company making retail sales, the 1992 Energy Policy Act amendments to PUHCA, makes available a foreign utility company exemption to facilitate these investments.

      This investment, as with all of the investments made by TPS, will be an equity investment by TECO Energy, Inc. in a Guatemalan project investing entity (through a series of Cayman Islands companies and a Guatemalan company) owned by TPS and its partners, Iberdrola, S.A. of Spain, and Electricidade de Portugal, S.A. of Portugal. The project investing company will acquire 80% of the shares of EEGSA. The project investing entity has obtained non-recourse bridge financing for a two (2) year period from NationsBank, which is secured by a pledge of the EEGSA shares. Except for TECO Energy, Inc.'s guarantee of the interest payments during the term of the loan, the project is non-recourse to TECO Energy, Inc. and has no impact whatsoever on Tampa Electric Company. The TPS projects are purposely structured to avoid any pledge of assets other than those belonging to the project involved.

      TECO Energy, Inc. respectfully requests your favorable consideration of TPS' request on an expedited basis so as to meet its obligations to its partners and the terms of the international public bid.

                               Sincerely yours,

                               TECO Energy, Inc.


                               /s/ A.D. Oak
                               -------------------------------
                               A.D. Oak
                               Executive Vice President and
                               Chief Operating Officer